May 5, 2021
Via Email

Max Vogel, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036

              BNY Mellon Alcentra Opportunistic Global Credit Income Fund Initial Registration Statement on Form N-2
              File Nos. 333-254957 and 811-23651

Dear Mr. Vogel,

        On April 1, 2021, BNY Mellon Alcentra Opportunistic Global Credit Income Fund (the
   Fund   ) filed a registration statement on Form N-2 (the    Registration
Statement   ) under the
Securities Act of 1933 (   Securities Act   ) and the Investment Company Act of
1940 (   1940
Act   ). We have reviewed the filing and have the following comments. All capitalized terms not
otherwise defined herein have the meaning given to them in the Registration Statement.

General
1. We note that the Registration Statement is missing information and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.
2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
3.     Please tell us if you have presented or will present any    test the
waters    materials to
       potential investors in connection with this offering. If so, please provide us with copies of such materials.

PROSPECTUS

Prospectus Cover (pp. i-iii)
Principal Investment Strategies and Investment Policies
4.     Please add the following to the bolded and bulleted risk factors:
 Max J. Vogel
Proskauer Rose LLP
May 5, 2021
Page 2 of 8


           a. Disclose in the first bullet point that there is no secondary market for the Shares and the Fund does not expect any secondary market for the Shares to develop;
           b. Disclose in the second bullet point that is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased; and
           c. Disclose the risks related to the Fund   s expected use of
leverage.

Interval Fund/Repurchase Offers
5. Please move this discussion to the first page of the cover and add the anticipated timing
      of the Fund   s initial repurchase offer. Please provide cross-references to those sections of
      the Prospectus that discuss the Fund   s repurchase policies and
attendant risks.

Leverage
6. Please briefly disclose the potential negative impact on investment return when the Fund uses leverage.
7.    The Fund states that it    currently intends to employ leverage through
borrowings
      and/or the issuance of debt securities.    Please supplementally disclose
whether the Fund
      intends to issue debt securities within 12 months of the effective date of the Registration
      Statement. If the Fund will issue debt securities within such 12 months, the offering costs should be reflected in the expense table.

Prospectus Summary (pp. 1-29)
General
8. We note that the Prospectus Summary is 29 pages long. The summary should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the Prospectus or Statement of Additional
      Information. Please revise (e.g., consider shortening the descriptions of principal portfolio investments and investment risks which are 6 and 15 pages long, respectively, and eliminating repetitive disclosure). See instruction to Item 3.2 of Form N-2.

The Offering

9.    The Fund states in the second paragraph that    [a]ny repurchases
will be conducted in
      accordance with applicable law and subject to approval by the Fund   s
Board of Trustees   .
      Please add, if accurate, that repurchases also will be conducted in accordance with the
      Fund   s Declaration of Trust and/or By-laws.
 Max J. Vogel
Proskauer Rose LLP
May 5, 2021
Page 3 of 8


Periodic Repurchase Offers

10.    Please state at the outset that the Fund is an    interval fund.

11. Please consider disclosing here and/or later in the Prospectus in which months quarterly repurchase offers are expected to occur.

12.    Please include a cross reference to the discussion of repurchase of
Shares under    Certain
       Material U.S. Federal Income Tax Consequences.

Principal Investment Strategies and Investment Policies
13.    In the last sentence of the first paragraph on page 3, please replace
value    with    marked-
       to-market value.

Credit Strategies

14.    The Fund states in the second paragraph that    the composition of the
Fund   s investment
       portfolio will vary over time, based on the allocation to the Credit Strategies and the
       Fund   s exposure to different types of credit instruments.    Since the
Fund is a global
       fund, please consider also adding that the composition of the Fund   s
investment portfolio
       will vary over time, based on the countries or geographic regions in which the Fund invests.

Use of Leverage

15. Please disclose in this section that Shareholders will bear all costs and expenses associated with any leverage incurred by the Fund.

16. The last sentence of the section states that BNYM Investment Adviser and Alcentra will seek to manage that conflict by increasing the Fund s use of leverage only when they
       determine that such increase is consistent with the Fund   s investment
objective   . Please
       also add that leverage will be used only if BNYM Investment Adviser and Alcentra determine that it is in the best interests of the Fund.

Principal Risk Considerations

17.    In the introductory paragraph, the Fund states    [y]ou should consider
carefully the risks
       summarized below. It is not complete and you should read and consider carefully the
       more complete list of risks described below under    Risks    before
purchasing Shares in
       this offering.    Please revise the second sentence above to state that
more information on
       Fund   s principal risks, as well as non-principal risks, is contained
under    Risks.
 Max J. Vogel
Proskauer Rose LLP
May 5, 2021
Page 4 of 8


18.   Under Repurchase Offers Risk:

         a. The Fund states that    [r]epurchase offers generally are funded
from available cash
            or sales of portfolio investments but may be funded with
Borrowings.    If
               available cash    includes offering proceeds, please so state;

         b. Disclose that use of offering proceeds to fund Share repurchases may constitute a return of capital and the applicable tax consequences, and that any capital returned to Shareholders through repurchases will be distributed after payment of
            Fund fees and expenses; and

         c. To the extent the Fund sells portfolio holdings in order to fund repurchase requests, please disclose that the repurchase of Shares will be a taxable event for
            Shareholders.

19.   In the last sentence under    General Risks of Investing in the Fund
Illiquidity of
      Shares,    the Fund states that it    does not expect any secondary
market to develop for the
      Shares in the foreseeable future.    Please supplementally explain why
the reservation    in
      the foreseeable future    is included in several places in the
Registration Statement or
      delete each reference.

20.   Under Additional Risk Considerations, the Fund states    [f]or a
discussion of additional
      principal risks, including    Anti-Takeover Provisions,       Lender
Liability Risk,
         Limitations on Transactions with Affiliates Risk    and    Portfolio
Turnover Risk,    please
      see    Risks   Principal Investment Risks    beginning on page of this
prospectus.
      Please note that all principal risks should be summarized under Principal Risk
      Considerations, rather than just listed. If these are non-principal risks, please move these references to the next paragraph listing non-principal risks.

Summary of Fund Expenses (pp. 30-31)
21.   Please revise    Interest Expenses    in the Annual Expenses table to
Interest Payments on
      Borrowed Funds.    See instruction to Item 3.1 of Form N-2.

22. Under Institutional Shares Example, please supplementally explain the basis for the assumption in clause (i) of the introduction to the example.

23. The Fund states that it will originate loans. Please supplementally confirm that expenses in connection with loan origination and servicing (or estimated loan origination and servicing expenses), if borne by the Fund, will be reflected in the fees and expenses table.
 Max J. Vogel
Proskauer Rose LLP
May 5, 2021
Page 5 of 8


Use of Proceeds (p. 31)
24.    The Fund states that it    may maintain a portion of the proceeds of the
continuous offering
       in cash to meet operational needs.    If accurate, please specify that
 operational needs
       refers to cash held to satisfy periodic repurchase offers.
Investment Objective and Policies (pp. 32-47)
Principal Portfolio Investments
25. The Fund states that it may directly originate loans. Please disclose whether the Fund will be responsible for expenses associated with originating and servicing such loans.
Other Portfolio Investments
26. Under Short-Term Fixed Income Securities and Money Market Instruments Temporary
       Defensive Position, the Fund states that    during temporary defensive
periods or for cash
       management purposes in connection with the Fund   s operations,
including the period
       during which the proceeds of the continuous offering of Shares are being invested, the
       Fund may deviate from its investment objective and policies. During such periods, the
       Fund may invest up to 100% of its assets    in the instruments discussed
in that section. If
       accurate, please revise the disclosure to clarify that the Fund will invest 100% of its assets in money market instruments, cash, cash equivalents or short-term fixed income securities only for temporary defensive purposes. Please also consider separating the discussion regarding temporary defensive positions from other circumstances in which the Fund may invest in such instruments.

Use of Leverage (pp. 47-49)
27.    In the fourth paragraph of the section, the Fund states that it expects that the Credit
       Facility will contain customary covenants relating to asset coverage and portfolio
       composition requirements.    Please let us know if the terms of the
Credit Facility are
       expected to be finalized before the requested date of acceleration. If so, please update this disclosure in a pre-effective amendment to address the actual portfolio limits and other material terms of the Credit Facility.

Risks (pp. 49-69)
28. Covenant-Lite Loan Risk is included as a principal risk of the Fund. Please discuss covenant-lite loans in the principal investment strategy discussion, or, if covenant-lite
       loans are not part of the Fund   s principal investment strategy, please
remove the risk
       factor from Principal Investment Risks.
 Max J. Vogel
Proskauer Rose LLP
May 5, 2021
Page 6 of 8


29. Under Anti-Takeover Provisions, please revise the third sentence of the paragraph in light of the fact that the Shares will not be listed on any exchange and no secondary market for the Shares is expected to develop.
30.   Please add a risk factor discussing the Fund   s ability to involuntarily
repurchase Shares.

Management of the Fund (pp. 70-73)
Investment Manager
31.   The disclosure states that the    fair value    of derivatives will be
included in the
      calculation of Managed Assets. Please supplementally disclose why the Adviser will fair value all derivatives rather than using marked-to-market value, when available.

Periodic Repurchase Offers (pp. 78-81)
Repurchase Offers
32. In the discussion of the repurchase offer notice in the second paragraph, please also disclose that the notice will set forth the procedures to withdraw or modify tenders before the Repurchase Request Deadline.
33.   The third paragraph states that during the period the repurchase offer is open
      Shareholders may obtain the Fund   s current NAV by calling a toll-free
number. If
      Shareholders may also obtain the Fund   s NAV per share at a website
address, please
      disclose the website address.
34.   Please add to the statement in the fifth paragraph that    Shareholders
may withdraw
      Shares tendered for repurchase at any time prior to the Repurchase Request Deadline that Shareholders may also modify a previous tender until the Repurchase Request
      Deadline.

Involuntary Repurchases
35. Please supplementally explain to the staff how these repurchases are consistent with
      Section 23(c) of the 1940 Act and Rule 23c-2 thereunder. We note that the staff takes the view that a fund may not rely on Rule 23c-2 to redeem out the estate of deceased investor. See J. and W. Seligman, SEC No-Act. Letter (pub. avail. July 14, 1989).

Suspension or Postponement of a Repurchase Offer
36. Please add at the end of the discussion that the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.
 Max J. Vogel
Proskauer Rose LLP
May 5, 2021
Page 7 of 8


Dividends and Distributions (pp. 83-84)
37. Please add disclosure that a return of capital could result in Shareholders having to pay higher taxes in the future when Shares are sold, even when Shares are sold at a loss from the original investment.
38.    Please explain the circumstances under which    taxable excess
distributions could be
       significant.

Dividend Reinvestment Plan
39. Please state, if accurate, that an investor holding Shares that participate in the dividend reinvestment plan in a brokerage account may not be able to transfer the Shares to another broker and continue to participate in the dividend reinvestment plan. See Item
       10.1.e.7. of Form N-2.
40. In the first paragraph of the subsection, please disclose the method for determining the number of shares that will be distributed instead of a cash dividend. See Item 10.1.e.4 of
       Form N-2.
41.    Please reconcile the statement    [w]hen a participant withdraws from
the Plan or the Plan
       is terminated, such participant will receive whole Shares in his or her account under the
       Plan and will receive a cash payment for any fraction of a Share credited to such account
       with the earlier statement in the subsection that    Shareholders who
elect not to participate
       in the Plan will receive all distributions in cash.

STATEMENT OF ADDITIONAL INFORMATION
Investments, Investment Techniques and Risks (pp. 3-41)
Principal Portfolio Investments
42.    Under Foreign Investments, please discuss the custodial arrangements for
the Fund   s
       foreign securities. See Item 20.6 of Form N-2.

PART C
Item 25.
43. Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index and any credit agreement when available.



                                            * * * *
 Max J. Vogel
Proskauer Rose LLP
May 5, 2021
Page 8 of 8


       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
       You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.


                                                    Sincerely,
                                                    /s/ Yoon Choo
                                                    Senior Counsel


cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief